Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Bragg Gaming Group Inc. (the “Corporation”)

100 King Street West, Suite 3400

Toronto, Ontario

M5X 1A4

Item 2.	Date of Material Change

August 25, 2021

Item 3.	News Release

A news release with respect to the material change referred to in this report was issued by the Corporation on August 25, 2021 through Business Wire and filed on the system for electronic document analysis and retrieval (SEDAR) at www.sedar.com under the Corporation’s profile.

Item 4.	Summary of Material Change

The Corporation announced that the Corporation’s common shares have been approved for listing on the Nasdaq Global Select Market ("Nasdaq"). The Corporation’s common shares began trading on Nasdaq on August 27, 2021 under the ticker symbol "BRAG". The Corporation's common shares will remain listed on the Toronto Stock Exchange under the ticker symbol "BRAG".

Item 5.	Full Description of Material Change

Item 5.1	Full Description of Material Change

N/A

Item 5.2	Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Executive Officer

For further information, please contact Yaniv Spielberg, CSO, Bragg Gaming Group Inc., Phone: 1-647-800-2282, Email: info@bragg.games.

Item 9.	Date of Report

August 27, 2021